Filed by Old National Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: United Bancorp, Inc.

Commission File No.: 000-16640

The following excerpts relating to Old National Bancorp’s (“Old National’s”) pending acquisition of United Bancorp, Inc. (“United”) are from the transcript of the webcast of Old National’s Annual Meeting of Shareholders (“Annual Meeting”) held on May 8, 2014. Excerpts from the slide presentation used at the Annual Meeting which relate to the pending acquisition were previously filed on May 8, 2014 by Old National pursuant to Rule 425 under the Securities Act of 1933, and the transcript excerpts should be read in conjunction with those materials.

Additional Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Old National has filed with the SEC a Registration Statement on Form S-4 that includes a preliminary Proxy Statement of United and a preliminary Prospectus of Old National, and each of Old National and United has filed and will file other relevant documents concerning the proposed transaction. A definitive Proxy Statement/Prospectus will be mailed to shareholders of United. United shareholders are urged to read the Registration Statement and the definitive Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Old National and United, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents (when available), free of charge, from Old National at www.oldnational.com under the tab “Investor Relations” and then under the heading “Financial Information” or from United by accessing United’s website at www.ubat.com under the tab “Investor Relations” and then under the heading “SEC Filings.”

Old National and United and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of United in connection with the proposed merger. Information about the directors and executive officers of Old National is set forth in the proxy statement for Old National’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 14, 2014. Information about the directors and executive officers of United is set forth in United’s Annual Report on Form 10-K, as filed with the SEC on February 28, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Bob Jones, Old National Bancorp President and Chief Executive Officer:

…As I walked in and was talking to shareholders someone said, “You’re using all our money to buy banks and our stock hasn’t done anything.” I understand that, but let me explain why we’re doing that and why we think it’s the best for shareholders in the future…

…Finally, we did announce last year the potential partnership with United Bancorp up in Ann Arbor, Michigan. Ann Arbor may be the best mid-size market in the Midwest. Unemployment is below 5%. It’s a great economy. There’s a mixture of technology, service-based businesses, and that school up north for those of us from Ohio, and I may be the only one, but the University of Michigan is based there. It is a dynamite market and much like in Fort Wayne, we’ve got great people. We also have great products opportunity that we can export to that as well. So, we’re very excited to be in Ann Arbor. We’re very excited to have the United Bancorp partnership with us.

So, to get to the question… Why do we do the partnerships? Why are they so important to the future of your Company? It does improve the growth dynamics of your Company, and by moving into markets like Columbus, Fort Wayne, Bloomington, Ann Arbor, Kalamazoo… it changes the growth dynamics. Those are very good growth markets. Last year as I said, our Bloomington, Indiana market was our second most profitable market in the franchise and one of our largest growth markets in terms of loan production. I think Wendell is going to give Bloomington a real run for the money here pretty quickly, but those are great things. The challenge Sara Miller has here in Evansville is that we’re pretty big and we’ve got a lot of share. It’s hard to grow a lot in a city like Evansville when you have almost 40% market share. She’s going to do it, but it’s much harder to do. In a market like Fort Wayne, where you’re new, it allows us to grow, and again, the markets are growing and the unemployment is much better. So, obviously if you can grow the top line, you’re going to improve earnings and the more we earn, the more the stock should go up. The other part is really to improve the efficiency as I talked about. It’s not just reducing costs, but it’s allowing us to take some of the things we have in these franchises that we don’t have now. You think about in Fort Wayne, they are the HSA of health savings accounts leader in Indiana. They have the state of Indiana as an account. They are the leading provider of health savings accounts. Guess what? Now Old National is.

As you think about our partnership up in Ann Arbor… a tremendous small business program, and we’re very excited to export that out across our franchise. Great mortgage opportunities… they’ve got a great mortgage business. So, when we go into these partnerships, and we call them partnerships for a reason… because 1 + 1 has to equal 3… we’re looking for opportunities to continue to become more efficient and also get new talent. Spend two seconds with Chad or Wendell… that’s why you do partnerships. These guys are first class and we’re just proud to have them on our team. You get upgrades… you get great people… and that’s part of the partnership. The one point I don’t have on this slide is in today’s environment, you have to get bigger to deal with compliance costs and the other challenges that come.

If you look at this map, you probably can’t read the cities, but if you look at the dots, you can see in 2004 where we were and then where we are today. If you overlaid the growth dynamics of these markets, it’s a pretty impressive story. We’ve really moved from slower growth markets to higher growth markets and it’s really changed the growth dynamics of your Company. Now, I will tell you, it doesn’t mean we aren’t concerned about cities like Paoli and Loogootee… we love those markets, places like Carbondale… we do a great job with Southern Illinois University… we do a great job in Carbondale, it’s an important market, but again, it’s not growing as fast as Kalamazoo is growing. You can see the changes in the markets…

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Forward-Looking Statements

This presentation contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, descriptions of Old National’s financial condition, results of operations, asset and credit quality trends and profitability and statements about the expected timing, completion, financial benefits and other effects of Old National Bancorp’s proposed merger with United. Forward-looking statements can be identified by the use of the words “anticipate,” “believe,” “expect,” “intend,” “could” and “should,” and other words of similar meaning. These forward-looking statements express management’s current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: expected cost savings, synergies and other financial benefits from the merger with Tower Financial Corporation and proposed merger with United might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the United merger might not be obtained; market, economic, operational, liquidity, credit and interest rate risks associated with Old National Bancorp’s businesses; competition; government legislation and policies (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and its related regulations); ability of Old National Bancorp to execute its business plan (including its proposed acquisition of United); changes in the economy which could materially impact credit quality trends and the ability to generate loans and gather deposits; failure or circumvention of our internal controls; failure or disruption of our information systems; significant changes in accounting, tax or regulatory practices or requirements; new legal obligations or liabilities or unfavorable resolutions of litigations; other matters discussed in this presentation and other factors identified in Old National Bancorp’s Annual Report on Form 10-K and other periodic filings with the Securities and Exchange Commission (“SEC”). These forward-looking statements are made only as of the date of this presentation, and Old National Bancorp does not undertake an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this presentation.